UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Resignation of Director and Appointment of Director

Resignation of Director

On December 3, 2025, Ms. Wai Chun CHIK (“Ms. Chik”) resigned as an independent director, chairman of the audit committee, member of the nominating and corporate governance committee and member of the compensation committee of Ming Shing Group Holdings Limited (the “Company”). Ms. Chik has indicated her resignation is for personal reasons and not due to any disagreement with the Company.

Following the resignation of Ms. Chik, the board of directors of the Company (the “Board”) has approved the appointment of Ms. Qiuxian Qiao (“Ms. Qiao”) as chairman of the audit committee to fill the vacancy created by the resignation of Ms. Chik. The Board has determined that Ms. Qiao qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules.

Appointment of Director

On December 3, 2025, the Board approved the appointment of Ms. Tianhang ZHAO (“Ms. Zhao”), age 36, as an independent non-executive director of the Company, effective December 3, 2025. Ms. Zhao accepted the position. Pursuant to the director agreement between Ms. Zhao and the Company, Mr. Zhao shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the second amended and restated memorandum and the second amended and restated articles of association of the Company, or any applicable laws, rules, or regulations. Ms. Zhao will also serve as member of the audit committee, compensation committee and nominating and corporate governance committee of the Company.

The Board assessed the independence of Ms. Zhao under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Ms. Zhao is independent.

Ms. Zhao does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Ms. Zhao was appointed as director of the Company. Ms. Zhao is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Ms. Zhao with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Ms. Zhao is set forth below.

Ms. Tianhang Zhao, age 36, has over 8 years of experience in business management. Since March 2016, Ms. Zhao has been the founder of Beijing Youpinjia Culture Media Company Limited. Ms. Zhao obtained a bachelor in electronic science and technology from Beijing University of Technology in 2012.

In connection with Ms. Zhao’s appointment as an independent non-executive director, the Company and Ms. Zhao entered into an independent director agreement and indemnification agreement. Ms. Zhao will receive monthly compensation of US$1,280 for her membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Ms. Zhao customary for the agreements of this nature. Ms. Zhao is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Tianhang Zhao
99.1	Press Release dated December 3, 2025 - Ming Shing Group Holdings Limited Announces Departure of Director and Addition to Board of Directors

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: December 3, 2025	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

3